UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K   [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
             [ ]  Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

             For Period Ended:  March 3, 2007
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             [ ]Transition Report on Form 10-K
             [ ]Transition Report on Form 20-F
             [ ]Transition Report on Form 11-K
             [ ]Transition Report on Form 10-Q
             [ ]Transition Report on Form N-SAR
             [ ]For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

The Topps Company, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

One Whitehall Street
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Address of Principal Executive Office (Street and Number)

New York, NY 10004
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
          (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Topps Company, Inc. ("Topps") has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended March 3, 2007 (the "2007 Form 10-K") with the Securities and Exchange Commission within the prescribed period without unreasonable effort and expense. Additional time is required to complete the 2007 Form 10-K so that documentation associated with the assessment of the effectiveness of Topps' internal controls over financial reporting that is required by Section 404 of the Sarbanes-Oxley Act of 2002 may be completed. Management is also evaluating a possible balance sheet adjustment pursuant to SAB 108. Such adjustment would relate to a possible change in revenue recognition from Topps' historical practice of recognizing revenue upon the shipment of goods to recognizing revenue upon the customers' receipt of goods. Topps expects to file the 2007 Form 10-K within the 15-day extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew J. Gasper                   212                     376-0300
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(Name)                          (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s). [X]  Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?       [ ]  Yes      [X]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                             The Topps Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 18, 2007                          By /s/ Catherine K. Jessup
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                                               Catherine K. Jessup
                                               Vice President-CFO and Treasurer

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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